================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

                         Commission File Number: 0-50832


                             VERMILION ENERGY TRUST
             (Exact name of registrant as specified in its charter)


          2800, 400 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 0J4
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F   [_]              Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes  [_]              No     [X]

If "Yes" is marked, indicate below the file number assigned to the registrant i connection with Rule 12g3-2(b): 82-_______________.


================================================================================

On November 8, 2004, Vermilion Energy Trust announced the unaudited interim operating and financial resutls for the period ended September 30, 2004. The press release is attached hereto as Exhibit A.

On November 15, 2004, Vermilion Energy Trust announced an increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. The press release is atatched hereto as Exhibit B.

On November 15, 2004, Vermilion Energy Trust announced Form 52-109FT2 - Certification of Interim filings - CFO. The press release is attached hereto as Exhibit C.

On November 15, 2004, Vermilion Energy Trust released Form 52-109FT2 - Certification of Interim filings - CEO. The press release is attached hereto as Exhibit D.

On November 19, 2004, Vermilion Energy Trust announced the cash distribution of $0.17 per trust unit payable on December 15, 2004 to all unitholders of record on November 30, 2004. The press release is attached hereto as Exhibit E.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           VERMILION ENERGY TRUST


                                           By: /s/ Curtis W. Hicks
                                               -------------------------------
                                               Curtis W. Hicks
                                               Vice President, Finance and
                                               Chief Financial Officer



Date: December 6, 2004

                                                                       EXHIBIT A
                                                                       ---------

[GRAPHIC OMITTED]
[LOGO -- VERMILION ENERGY TRUST]


                        PRESS RELEASE - NOVEMBER 8, 2004
                    THIRD QUARTER RESULTS SEPTEMBER 30, 2004

Vermilion Energy Trust ("Vermilion") (TSX - VET.UN) is pleased to report unaudited interim operating and financial results for the period ended September 30, 2004. Prior results have been restated to show Aventura Energy Inc. ("Aventura") as a discontinued operation in accordance with Canadian Generally Accepted Accounting Principles. The financial statements consolidate the results for Verenex Energy Inc. ("Verenex") (TSX Venture - VNX), a subsidiary in which Vermilion owns 54% of the issued and outstanding shares.

THIRD QUARTER HIGHLIGHTS

>> Recorded Trust production of 24,297 boe/d, compared to 22,375 boe/d in the second quarter of 2004. Vermilion benefited from production from its newly acquired assets in the Netherlands. Current production capacity is approximately 24,000 boe/d.

>> Maintained stable distributions of $0.17 per month, a rate that has remained constant since the Trust's initial distribution in March 2003. Vermilion anticipates that this level of distribution will be sustainable through 2005 provided commodity prices do not suffer a significant retraction.

>> Provided a total year-to-date return to unitholders of 40.2%, comprised of 30.2% in capital appreciation and 10.0% in distributions. Vermilion unitholders have enjoyed a total return exceeding 100% since Vermilion converted to a trust on January 22, 2003.

>> Assumed full operatorship of producing properties in the Netherlands effective October 1, 2004. Engaged all key personnel in the Netherlands to manage these assets.

>> Participated with Glacier Energy Limited ("Glacier"), a private oil and gas company, in the drilling and recompletion of three gas wells (1.5 net), targeting coalbed methane ("CBM") and shallow gas. The joint venture anticipates drilling a total of 20-25 CBM wells in 2004.

>> Spudded Zuidwal A10 well from the Zuidwal platform in the Wadden Sea. The well is targeting a potential 90-bcf extension to the main Zuidwal pool and Vermilion is participating to 21% of the cost of this operation.


CONFERENCE CALL

Vermilion will discuss these results in a conference call to be held on Monday, November 8, 2004. The conference call will begin at 4:00 p.m. EST (2:00 p.m.
MST). To participate, you may call toll free 1-800-814-4857 or 1-416-640-4127 (Toronto area). The conference call will also be available on replay by calling 1-877-289-8525 or 1-416-640-1917 (Toronto area) using pass code 21096036 followed by the pound "#" key. The replay will be available until midnight eastern time on Friday November 12, 2004.


                                       1
--------------------------------------------------------------------------------

HIGHLIGHTS
                                                         THREE MONTHS ENDED                     NINE MONTHS ENDED
--------------------------------------------------------------------------------------------------------------------------------
                                                     TRUST   VERENEX                         TRUST     VERENEX
                                                 FINANCIAL    ENERGY    CONSOLIDATED     FINANCIAL      ENERGY    CONSOLIDATED
(UNAUDITED)                                    INFORMATION   INC.(3)   SEPT 30, 2004   INFORMATION     INC.(3)   SEPT 30, 2004
--------------------------------------------------------------------------------------------------------------------------------
FINANCIAL ($000 CDN EXCEPT UNIT AND PER UNIT AMOUNTS)

Petroleum and natural gas revenues                $ 95,971   $   289        $ 96,260     $ 261,001    $    289     $   261,290
Funds from operations                               45,590        99          45,689       122,381          95         122,476
  Per unit, basic (1)                                 0.69         -            0.69          1.86           -            1.86
Distributions (2)                                   30,775         -          30,775        91,699           -          91,699
  Per unit                                            0.51         -            0.51          1.53           -            1.53
  % Cash flow distributed                               68%        -              67%           75%          -              75%
Capital expenditures                              $ 11,418   $   474        $ 11,892        31,568       6,936          38,504
Acquisitions                                             -         -               -        85,479           -          85,479
Aventura proceeds                                        -         -               -       164,585           -         164,585
Net debt (excluding financial derivatives)                                               $  71,463    $(28,135)    $    43,328
Trust units outstanding (1)
  Basic                                                                                                             66,308,695
  Diluted                                                                                                           70,890,095
Weighted average trust units outstanding (1)
  Basic                                                                                                             65,776,813
  Diluted                                                                                                           65,976,095
Unit trading
  High                                                                                                             $     20.20
  Low                                                                                                              $     15.25
  Close                                                                                                            $     19.98

OPERATIONS

Production
  Crude oil (bbls/d)                                 9,340         -           9,340         9,501           -           9,501
  Natural gas liquids (bbls/d)                       1,773        19           1,792         2,086           6           2,092
  Natural gas (mcf/d)                               79,102       415          79,517        66,492         140          66,632
  Boe/d (6:1)                                       24,297        88          24,385        22,669          29          22,698
Average reference price
  WTI (US per bbl)                                                          $  43.88                               $     39.11
  Brent (US per bbl)                                                           41.54                                     36.29
  AECO (CDN per mcf)                                                            6.24                                      6.55
Average selling price
  Crude oil (per bbl)                             $  52.31         -           52.31     $   48.52    $      -           48.52
  Natural gas liquids (per bbl)                      42.86     42.15           42.86         38.15       42.15           38.16
  Natural gas (per mcf)                               6.32      5.68            6.32          6.63        5.68            6.63
Netbacks per boe (6:1)
  Operations netback                                 24.81     35.80           24.85         23.70       35.80           23.71
  Cash flow netback                                  20.40     12.21           20.37         19.70       11.71           19.69
  Operating costs                                     6.88         -            6.86          6.60           -            6.59
  General and administrative                      $   1.45   $     -        $   1.59     $    1.56    $      -     $      1.61

(1) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.

(2)  Distributions are paid on issued trust units at each record date.

(3) The Trust owns 53.7% of the outstanding shares of Verenex, necessitating the consolidation of the results of the Trust and Verenex.

The above table includes non-GAAP measurements, which may not be comparable to other companies. See MD&A for further discussion.



                                       2
--------------------------------------------------------------------------------

MANAGEMENT NEWS

Vermilion would like to advise unitholders that Claudio Ghersinich, who serves as Executive V.P. Business Development, and is one of the Company's founders, will be transitioning out of his position in mid-2005. Mr. Ghersinich will remain on Vermilion's Board of Directors and will continue to sit on the Board's acquisition subcommittee. An executive search has been initiated and will be concluded in early 2005, allowing for a three to six month transition period with the replacement candidate prior to Mr. Ghersinich's departure. Vermilion's management supports Mr. Ghersinich in his decision, which will allow him to spend more time actively managing his personal holdings and to devote more time to family. We are very pleased that he will remain involved with the Trust in an advisory role and is committed to the ongoing success of Vermilion.

OUTLOOK

Vermilion is reviewing a number of exploitation opportunities with regards to its Canadian properties including a review of a waterflood project at Utikuma and the potential for a downspacing pilot program in the Chip Lake region of Drayton Valley. Many operators have successfully downspaced to four wells per section in this region, whereas most of Vermilion's lands are drilled to only one well per section. The outcome of this pilot program could provide significant development potential for the Trust.

In Central Alberta, the CBM and shallow gas joint venture with Glacier is off to a good start. During the quarter Glacier cased one well with pay zones in the Drumheller Coals as well as the Edmonton sand and Belly River formations. Two wells were recompleted, resulting in combined gross production additions approaching 400 mcf/d from both coalbed methane and shallow gas zones. Glacier has drilled and cased an additional seven wells since the end of the third quarter and plans to drill up to 15 more wells before winter freeze sets in. Glacier will focus on completions and tie-ins during the winter months. All of the cased wells encountered the anticipated coalbeds and several of these wells have also intercepted attractive shallow gas producing zones. Anticipated production rates from these wells vary from 50 mcf/d to 300 mcf/d. Unitholders will continue to benefit from Vermilion's direct 50% interest in these activities as well from the firm's 33% diluted equity position in Glacier.

Verenex Energy Inc., a 54% owned subsidiary of Vermilion, recently commenced drilling its St. Lazare exploration prospect in the Paris Basin in France and plans to drill at least one additional well in the Aquitaine Basin this year. Although Vermilion's direct interest in these projects is only 5%, the Trust will benefit from the geological data derived from these wells and will also benefit from any capital appreciation realized by Verenex if these wells are successful through its 54% equity position. Verenex is also reprocessing 2-D seismic on the Aquitaine Maritime block and plans to run a 3-D seismic program over much of these structures in 2005 to prepare for drilling in 2006. Verenex is furthering negotiations with numerous parties in North Africa (primarily Algeria and Egypt) and anticipates making an entry into this region within the next twelve to eighteen months.

So far in 2004, with its acquisitions and internal capital program, Vermilion has replaced nearly two times its 2004 production with high quality reserves, is in a strong position to sustain the current level of distributions, and has balance sheet flexibility that should make future acquisitions highly accretive. Vermilion will continue to pursue domestic and international investment opportunities.

At a recent Board meeting, the Trust's capital program for 2005 was approved at $68 million, exclusive of acquisitions. This compares to forecast capital expenditures, before acquisitions, of approximately $50-$55 million for 2004. Capital in 2005 is currently forecast to be allocated 46% to Canada, 43% to France and 11% to the Netherlands.

Non-residents own approximately 32% of its issued and outstanding units of Vermilion (not including exchangeables) and 29% if the exchangeable shares are included. This compares to 31% and 29%, respectively, at the end of the second quarter 2004. Pursuant to Vermilion's Trust Indenture, non-resident unitholders may not own more than 50% of total outstanding trust units. The Trust will continue to ensure that it complies with all requirements under its Trust Indenture, including Canadian ownership requirements.


                                       3
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis (MD&A) dated October 29, 2004 of Vermilion's operating and financial results for the three and nine months ended September 30, 2004 compared with the corresponding periods in the prior year. This discussion should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2003 and 2002, together with accompanying notes, as contained in the Trust's 2003 Annual Report.

NON-GAAP MEASURES

Included in this report are references to terms commonly used in the oil and gas industry, such as cash flow and cash flow per unit which is expressed before changes in non-cash working capital and is used by the Trust to analyze operating performance, leverage and liquidity. These terms are not defined by Generally Accepted Accounting Principles ("GAAP"). Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this report, appears as a separate caption on the Trust's cash flow statement and is reconciled to both net income and cash flow from operations.

OPERATIONAL ACTIVITIES

In Canada, the Trust drilled four wells (3.95 net) in the third quarter, resulting in three standing gas wells (3.0 net), and one standing oil well (0.95 net). These wells, drilled in Drayton Valley and Athabasca are all awaiting completion and tie-in. The Trust is reviewing properties in the Drayton Valley Region for potential infill drilling, which could lead to higher activity levels. During the third quarter, Vermilion also participated with Glacier in three wells in Central Alberta. Vermilion's previously announced joint venture agreement with Glacier, which is targeting development of coalbed methane and shallow gas reservoirs in Central Alberta, will also provide a boost to domestic drilling. Glacier anticipates drilling 20-25 wells in 2004 and expects that number to increase by at least 50% next year.

In addition to the Trust's drilling operations, Vermilion had five wells drilled on its lands by third party operators in the third quarter, ten in the nine months ended September 30, 2004 through farm-out arrangements in which Vermilion maintained an overriding royalty or small working interest.

During the quarter Vermilion completed the construction of a specialty fluid upgrading facility designed to process approximately 750 b/d of produced natural gas liquids ("NGL's"). This facility adds significant value to this particular stream of Vermilion's production for a relatively modest capital investment.

In France, the planned workover/stimulation program for wells in both the Aquitaine and Paris Basins in the third quarter of 2004 was slowed due to a number of repair operations in both regions. Vermilion contended with a number of unscheduled production interruptions including power outages and pump failures due to electrical storms at Parentis and pump failures in the Champotran field. Production interruptions in France, though minor, can take more time to restore due to the limited availability of service rigs and equipment. Some of the workovers will be rescheduled to 2005 as a result of these delays.

The successful integration of the Netherlands acquisition continues to proceed on schedule. This year's operational activity is focused on the drilling of the Zuidwal A-10 well from the Zuidwal platform, situated near shore in the Wadden Sea, a shallow inlet of the North Sea. The well is targeting a potential 90-bcf extension to the main Zuidwal pool and Vermilion is participating to 21% of the cost of this operation. Vermilion has committed to purchase an additional 21% interest in this well at predetermined rates depending on the outcome of the well. The operator anticipates completing operations on this well prior to year-end 2004. The Trust's remaining activities in the Netherlands will focus on optimizing existing production, as well as the evaluation of future development drilling potential. Vermilion assumed operatorship of the Netherland properties on October 1, 2004 and has engaged a full complement of local nationals and expatriates to manage these assets.


                                       4
--------------------------------------------------------------------------------

PRODUCTION

Third quarter production in Canada averaged 5,460 bbls/d of oil and NGL's and
44.5 mmcf/d of natural gas compared to 5,627 bbls/d of oil and NGL's and 47.3 mmcf/d of natural gas in the second quarter of 2004. Despite limited activity during the quarter, Canadian production declined by only 4.6% on a barrel of oil equivalent basis, implying an annualized base decline rate of approximately 18.5%.

Production in France declined to 5,869 boe/d in the third quarter from 5,991 boe/d in the second quarter of 2004. Delays in the scheduled workover program, combined with unscheduled production interruptions have resulted in production falling short of our 6,100 boe/d target for the second half of the year. We anticipate production to remain fairly stable at current levels over the balance of the year.

Production in the Netherlands averaged 5,553 boe/d, slightly below our 5,900 boe/d target. All production from the Zuidwal platform was shut in for approximately three weeks to accommodate the installation of the jack-up rig to drill the A-10 well. Second quarter production from the Netherlands included operating results only from the effective date of the acquisition, May 19, 2004. Barring any further interruptions, Vermilion expects production to average between 5,500 and 6,000 boe/d for the remainder of 2004.

-------------------------------------------------------------------------------------------------------------------
                                 THREE MONTHS ENDED SEPT 30, 2004         NINE MONTHS ENDED SEPT 30, 2004
                               OIL & NGLS   NATURAL GAS     TOTAL      OIL & NGLS   NATURAL GAS     TOTAL
                                 (BBLS/D)      (MMCF/D)   (BOE/D)        (BBLS/D)      (MMCF/D)   (BOE/D)       %
-------------------------------------------------------------------------------------------------------------------
Vermilion Energy Trust
     Canada                         5,460         44.49    12,875           5,794         48.07    13,807      61
     France                         5,618          1.50     5,869           5,781          1.56     6,040      27
     Netherlands(1)                    35         33.11     5,553              12         16.86     2,822      12
-------------------------------------------------------------------------------------------------------------------
     Total                         11,113         79.10    24,297          11,587         66.49    22,669     100
-------------------------------------------------------------------------------------------------------------------

(1)  Effective from May 19th, 2004

-------------------------------------------------------------------------------------------------------------------
                                 THREE MONTHS ENDED SEPT 30, 2003         NINE MONTHS ENDED SEPT 30, 2003
                               OIL & NGLS   NATURAL GAS     TOTAL      OIL & NGLS   NATURAL GAS     TOTAL
                                 (BBLS/D)      (MMCF/D)   (BOE/D)        (BBLS/D)      (MMCF/D)   (BOE/D)       %
-------------------------------------------------------------------------------------------------------------------
Vermilion Energy Trust
     Canada                         6,397         57.62    16,001           6,897         61.87    17,210      73
     France                         5,825          1.59     6,090           5,972          1.46     6,215      27
-------------------------------------------------------------------------------------------------------------------
     Total                         12,222         59.21    22,091          12,869         63.33    23,425     100
-------------------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES

Capital spending for the first nine months totalled $124 million compared to $45 million spent in the first nine months of 2003. Of this total, approximately $85 million relates to the acquisition in the Netherlands with the remainder spent on drilling and development activities.

 ($000'S)
------------------------------------------------------------------------------------------------------------------
                                                     THREE MONTHS ENDED                         NINE MONTHS ENDED
                                        SEPT 30, 2004     SEPT 30, 2003           SEPT 30, 2004     SEPT 30, 2003
------------------------------------------------------------------------------------------------------------------
Land                                       $       87         $     226             $       359        $      879
Seismic                                           112               (83)                    325             1,037
Drilling and completion                         4,352             8,683                  18,078            12,990
Production equipment and facilities             3,776             2,330                  10,025             7,675
Workovers                                       2,557             5,439                   6,547            12,004
Other                                           1,008             1,289                   3,170             5,065
------------------------------------------------------------------------------------------------------------------
                                               11,892            17,884                  38,504            39,650
Acquisitions                                        -                 -                  85,479             5,761
------------------------------------------------------------------------------------------------------------------
Total                                         $11,892           $17,884                $123,983           $45,411
------------------------------------------------------------------------------------------------------------------


                                       5
--------------------------------------------------------------------------------

FINANCIAL REVIEW

The Trust generated cash flow of $45.6 million ($0.69 per unit) in the third quarter of 2004, compared to $41.7 million ($0.63 per unit) in the second quarter of 2004. The Trust's distributions in the third quarter totalled $30.8 million or $0.51 per unit for a payout ratio of 68%. The year-to-date payout ratio is approximately 75% of total cash flow. Capital expenditures in the quarter totalled $11.4 million. Vermilion's share of the initial estimated $10 million cost to drill and complete the Zuidwal A-10 well has been included in the acquisition cost of the Netherlands assets and is not included in development capital. During the third quarter, Vermilion contributed $0.7 million to the Trust's reclamation fund to provide for future abandonment liabilities bringing the fund balance to $13.2 million.

BENCHMARK PRICES
------------------------------------------------------------------------------------------------------------------
                                                     THREE MONTHS ENDED                         NINE MONTHS ENDED
                                        SEPT 30, 2004     SEPT 30, 2003           SEPT 30, 2004     SEPT 30, 2003
------------------------------------------------------------------------------------------------------------------
AECO ($CDN/mcf)                                $ 6.24            $ 5.88                  $ 6.55            $ 7.01
WTI ($US/bbl)                                  $43.88            $30.20                  $39.11            $30.99
Foreign exchange rate (CDN/USD)                $ 0.76            $ 0.72                  $ 0.75            $ 0.70
WTI (CDN$/BBL)                                 $57.74            $41.94                  $52.15            $44.27
------------------------------------------------------------------------------------------------------------------

REVENUE

Total revenues excluding hedging for the first nine months of 2004 were $269.1 million compared to $256.7 million for the same period in 2003 and $98.2 million in the third quarter of 2004 compared to $76.2 million for the corresponding period in 2003. Vermilion's combined crude oil & NGL price was $46.65 per bbl ($50.79 per bbl for the quarter) for the first nine months of 2004, an increase of 12% over the $41.52 per bbl ($39.76 per bbl for the quarter) reported for the first nine months of 2003. The natural gas price realized in the first nine months of 2004 was $6.63 per mcf ($6.32 per mcf for the quarter) compared to $6.41 per mcf ($5.78 per mcf for the quarter) realized a year ago, a 3% year-over-year increase. In the following chart, "Derivative instruments" is the amortization of the fair value loss of Vermilion's hedges in place as of January 1, 2004.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                     THREE MONTHS ENDED                         NINE MONTHS ENDED
                                        SEPT 30, 2004     SEPT 30, 2003           SEPT 30, 2004     SEPT 30, 2003
------------------------------------------------------------------------------------------------------------------
Crude oil & NGL's                             $52,009           $44,699                $148,180          $145,865
Per boe                                       $ 50.79           $ 39.76                $  46.65          $  41.52
Natural gas                                    46,217            31,505                 120,960           110,793
Per mcf                                       $  6.32           $  5.78                $   6.63          $   6.41
------------------------------------------------------------------------------------------------------------------
Combined                                       98,226            76,204                 269,140           256,658
Derivative instruments                         (1,966)           (3,845)                 (7,850)          (15,626)
------------------------------------------------------------------------------------------------------------------
Petroleum and natural gas revenue             $96,260           $72,359                $261,290          $241,032
------------------------------------------------------------------------------------------------------------------

FINANCIAL INSTRUMENTS

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Physical and financial natural gas contracts for 13,632 GJ/d remain in place for the calendar year of 2004 with various price structures resulting in an average floor price of $4.71/GJ. Vermilion has WTI hedges covering 2,250 bbls/d in 2004 at US$24.35/bbl; and 1,500 bbls/d in 2005 at US$24.80/bbl. Vermilion has Brent hedges covering 2,250 bbls/d in 2004 at US$22.93/bbl; and 1,500 bbls/d in 2005 at US$23.37/bbl.

Vermilion has Canadian/US dollar swaps in place covering its oil hedge positions for 2004 totalling US$32.0 million of currency hedges averaging approximately US$0.71 per CDN dollar.


                                       6
--------------------------------------------------------------------------------

The impact of Vermilion's hedging program reduced cash netbacks by $3.55 per boe on a combined basis for the nine month period ended September 30, 2004, compared to a hedging loss of $2.44 per boe in the first nine months of 2003. Oil hedging resulted in a $22.9 million cost for the year ($10.1 million for the third quarter) $3.68 per boe for the year and $4.50 per boe for the quarter. For the same period in 2003, oil hedging resulted in a $13.2 million cost for the year ($3.8 million for the third quarter) $2.06 per boe for the year and $1.89 per boe for the quarter. For the first nine months the Trust recorded a net gain from its currency hedges totalling $1.5 million, $0.24 per boe for the year and $0.26 for the quarter.

ROYALTIES

Total royalties, net of ARTC, decreased to $8.18 per boe ($6.74 per boe in the quarter) in the first nine months of 2004 or 19% of sales compared with $9.14 per boe ($8.51 per boe in the quarter) or 23% of sales in the first nine months of 2003. The decrease is due mostly to the fact that there are no royalties paid in the Netherlands, the full impact of this royalty-free production is reflected in the third quarter. Gas royalties in Canada have reached a plateau as prices have increased beyond the maximum royalty calculation. In France, royalties for the most part are calculated on a unit of production basis and rates do not fluctuate with price changes.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                     THREE MONTHS ENDED                         NINE MONTHS ENDED
                                        SEPT 30, 2004     SEPT 30, 2003           SEPT 30, 2004     SEPT 30, 2003
------------------------------------------------------------------------------------------------------------------
Crude oil & NGL's                            $  7,468          $  7,402                 $23,750           $25,442
Per boe                                      $   7.29          $   6.58                 $  7.48           $  7.24
Natural gas                                     7,647             9,884                  27,099            32,978
Per mcf                                      $   1.05          $   1.81                 $  1.48              1.91
------------------------------------------------------------------------------------------------------------------
Combined                                     $ 15,115          $ 17,286                 $50,849           $58,420
------------------------------------------------------------------------------------------------------------------
Per boe                                      $   6.74          $  $8.51                 $  8.18           $  9.14
------------------------------------------------------------------------------------------------------------------

OPERATING COSTS

Operating costs increased to $6.59 per boe ($6.86 per boe in the quarter) in the first nine months of 2004 from $5.86 per boe ($6.38 per boe in the quarter) in the first nine months of 2003. In Canada, declining production volumes resulted in year over year increases in costs per boe. In France, operating costs are up due primarily to the increase in maintenance work performed in the second and third quarters. The production in the Netherlands reflects operating costs of $6.52 per boe from closing on May 19, 2004 to the end of the third quarter.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                     THREE MONTHS ENDED                         NINE MONTHS ENDED
                                        SEPT 30, 2004     SEPT 30, 2003           SEPT 30, 2004     SEPT 30, 2003
------------------------------------------------------------------------------------------------------------------
Crude oil & NGL's                            $  7,370          $  7,755                 $22,672           $22,733
Per boe                                      $   7.20          $   6.90                 $  7.14           $  6.47
Natural gas                                     8,013             5,220                  18,343            14,764
Per mcf                                      $   1.10          $   0.96                 $  1.00           $  0.85
------------------------------------------------------------------------------------------------------------------
Combined                                     $ 15,383          $ 12,975                 $41,015           $37,497
------------------------------------------------------------------------------------------------------------------
Per boe                                      $   6.86          $   6.38                 $  6.59           $  5.86
------------------------------------------------------------------------------------------------------------------


                                       7
--------------------------------------------------------------------------------

TRANSPORTATION

Effective for 2004, Vermilion's transportation costs have been presented as an expense in the statement of earnings whereas previously they were recorded as a reduction of revenue. For comparative purposes, 2003 amounts have been reclassified. Transportation costs as presented in the statement of earnings are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For gas production, legal title transfers at the intersection of major pipelines (referred to as "the Hub") whereas the majority of Vermilion's oil production is sold at the wellhead. Consequently, there are higher transportation costs incurred with gas production due to the distance from the wellhead to the Hub. The majority of Vermilion's transportation costs are made up of boat charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from Ambes shipping terminal in Bordeaux to Donges, France.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                     THREE MONTHS ENDED                         NINE MONTHS ENDED
                                        SEPT 30, 2004     SEPT 30, 2003           SEPT 30, 2004     SEPT 30, 2003
------------------------------------------------------------------------------------------------------------------
Transportation                                 $2,223            $2,228                  $7,733            $7,693
------------------------------------------------------------------------------------------------------------------
Per boe                                        $ 0.99            $ 1.10                  $ 1.25            $ 1.20
------------------------------------------------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the year increased to $1.61 per boe ($1.59 per boe for the quarter) from $1.21 per boe ($1.18 per boe in the quarter) in the first nine months of 2003. The increase is mainly due to a reduction in the total costs capitalized combined with lower average production volumes.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                     THREE MONTHS ENDED                         NINE MONTHS ENDED
                                        SEPT 30, 2004     SEPT 30, 2003           SEPT 30, 2004     SEPT 30, 2003
------------------------------------------------------------------------------------------------------------------
General and administrative                     $3,574            $2,399                 $10,034            $7,770
------------------------------------------------------------------------------------------------------------------
Per boe                                        $ 1.59            $ 1.18                 $  1.61            $ 1.21
------------------------------------------------------------------------------------------------------------------

UNIT COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $3.38 per boe ($4.46 per boe for the quarter) was recorded in 2004 compared to $0.82 per boe ($1.53 per boe in the quarter). This non-cash amount relates to the value attributable to rights granted to officers, directors and employees under the Trust Unit Rights Incentive Plan.

The amounts are determined based on the market price of the units at the financial statement date. The expense in 2004 reflects the significant increase in the trading price of Vermilion's trust units when compared to the unit trading price increases recorded in 2003.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                     THREE MONTHS ENDED                         NINE MONTHS ENDED
                                        SEPT 30, 2004     SEPT 30, 2003           SEPT 30, 2004     SEPT 30, 2003
------------------------------------------------------------------------------------------------------------------
Unit compensation expense                     $10,002            $3,114                 $21,034            $5,221
------------------------------------------------------------------------------------------------------------------
Per boe                                       $  4.46            $ 1.53                 $  3.38            $ 0.82
------------------------------------------------------------------------------------------------------------------


                                       8
--------------------------------------------------------------------------------

INTEREST EXPENSE

Interest expense decreased to $0.40 per boe ($0.17 per boe in the quarter) for the first nine months of 2004 from $1.04 per boe ($1.18 per boe in the quarter) for the corresponding period in 2003 as a result of lower average debt levels. Debt levels are lower in 2004 primarily as a result of the December 2003 equity financing issue combined with the sale of Aventura which closed in May 2004.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                     THREE MONTHS ENDED                         NINE MONTHS ENDED
                                        SEPT 30, 2004     SEPT 30, 2003           SEPT 30, 2004     SEPT 30, 2003
------------------------------------------------------------------------------------------------------------------
Interest                                        $ 393            $2,480                  $2,516            $6,988
------------------------------------------------------------------------------------------------------------------
Per boe                                         $0.17            $ 1.18                  $ 0.40            $ 1.04
------------------------------------------------------------------------------------------------------------------

DEPLETION AND DEPRECIATION EXPENSE

Depletion and depreciation expenses increased to $10.98 per boe ($11.14 per boe in the quarter) in the first nine months of 2004 from $10.62 per boe ($10.89 per boe for the quarter) in the first nine months of 2003. The increase is due mainly to the increase of finding and development costs in Canada.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                     THREE MONTHS ENDED                         NINE MONTHS ENDED
                                        SEPT 30, 2004     SEPT 30, 2003           SEPT 30, 2004     SEPT 30, 2003
------------------------------------------------------------------------------------------------------------------
Depletion and depreciation                    $24,996           $22,125                 $68,295           $67,882
------------------------------------------------------------------------------------------------------------------
Per boe                                       $ 11.14           $ 10.89                 $ 10.98           $ 10.62
------------------------------------------------------------------------------------------------------------------

TAXES

The Trust's current tax provision has increased to $2.05 per boe ($2.81 per boe in the quarter) in 2004 from $0.59 per boe ($0.53 per boe in the quarter) in the first nine months of 2003. The current provision is based on an estimated $11 million tax liability in France and an estimated $13 million tax liability in the Netherlands for the year. The tax liability in the Netherlands will be allocated to the purchase price for the period from January 1 to May 19 2004 in accordance with the allocation of revenues and expenses related to the Netherlands assets for that same time period. In Canada, it is anticipated that there will be no current taxes due. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time. During the period ended September 30, 2004, a reduction in the Alberta corporate income tax rate was substantially enacted. This reduction amounted to a recovery of future income taxes of approximately $2 million in the nine months ended September 30, 2004.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                     THREE MONTHS ENDED                         NINE MONTHS ENDED
                                        SEPT 30, 2004     SEPT 30, 2003           SEPT 30, 2004     SEPT 30, 2003
------------------------------------------------------------------------------------------------------------------
Current and capital tax                        $6,297            $1,067                 $12,762            $3,801
------------------------------------------------------------------------------------------------------------------
Per boe                                         $2.81             $0.53                   $2.05             $0.59
------------------------------------------------------------------------------------------------------------------


                                       9
--------------------------------------------------------------------------------

ASSET RETIREMENT OBLIGATION

At September 30, 2004, Vermilion had recorded an asset retirement obligation of $49.1 million for future abandonment and reclamation of its properties. Previously reported amounts for the periods ended September 30, 2003 have been restated for the impact of the change in accounting policy for asset retirement obligation that was implemented in 2003 and required retroactive application with restatement of prior periods.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                     THREE MONTHS ENDED                          NINE MONTHS ENDED
                                        SEPT 30, 2004     SEPT 30, 2003           SEPT 30, 2004     SEPT 30, 2003
------------------------------------------------------------------------------------------------------------------
Accretion expense                               $ 723             $ 284                  $1,550             $ 852
------------------------------------------------------------------------------------------------------------------
Per boe                                         $0.32             $0.14                  $ 0.25             $0.13
------------------------------------------------------------------------------------------------------------------

FOREIGN EXCHANGE

A combined realized and unrealized foreign exchange gain of $0.49 per boe ($0.41 per boe for the quarter) was recorded for the first nine months of 2004 with a loss of $0.13 per boe ($0.41 per boe gain for the quarter) in the first nine months of 2003. The gain is mostly unrealized and relates to the strengthening Canadian dollar versus the Euro on the Netherlands and France asset retirement obligation.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                    THREE MONTHS ENDED                          NINE MONTHS ENDED
                                        SEPT 30, 2004     SEPT 30, 2003           SEPT 30, 2004     SEPT 30, 2003
------------------------------------------------------------------------------------------------------------------
Foreign exchange loss (gain)                  $ (930)            $ (827)               $(3,153)             $ 775
------------------------------------------------------------------------------------------------------------------
Per boe                                       $(0.41)            $(0.41)               $ (0.49)             $0.13
------------------------------------------------------------------------------------------------------------------

EARNINGS

Net earnings from continuing operations in the year decreased to $35.1 million, $0.53 per unit ($11.6 million in the quarter 2004, $0.17 per unit) from $40.4 million, $0.70 per unit ($10.6 million in the quarter 2003, $0.18 per unit) in the first nine months of 2003. Earnings in the year were affected by the new accounting policies adopted in the year. The most significant changes to pre-tax earnings were unit compensation expense which added an additional expense of $21.0 million or $3.38 per boe and the loss on derivative instruments which decreased pre-tax earnings by $46.3 million or $7.45 per boe. Earnings from discontinued operations were as a result of the sale of Aventura.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion's debt (net of working capital) on September 30, 2004 was $71.5 million excluding Verenex working capital and the mark-to-market liability for unrealized hedging losses. There were no changes to Vermilion's credit facility in the third quarter. The facility structure is comprised of a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund will be funded by Vermilion Resources Ltd. and/or its subsidiaries. Contributions in the third quarter totaled $0.7 million. The contribution in the second quarter included a one-time payment of $10 million as a result of a decision by management to use a portion of the proceeds from the sale of Aventura to build the fund to a more meaningful level. The Trust will continue to make contributions to the fund on a unit-of-production basis. For 2004, the contribution rate has been set at $0.25 per boe. Contribution levels to the reclamation fund will be reviewed on a regular basis and will be adjusted when necessary to ensure reclamation obligations associated with the Trust's assets will be substantially funded when the costs are forecast to be incurred.


                                       10
--------------------------------------------------------------------------------

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.17 per unit for the quarter distributing a total of $30.8 million compared to $27.4 million for the same period in 2003. Vermilion has maintained its distributions at $0.17 per month since its conversion to a trust, resulting in 20 continuous months of distributions at this level.

UNITHOLDERS' EQUITY

During the year approximately 1.3 million units were issued on conversion of exchangeable shares, unit rights exercised, issued pursuant to the terms of the Trust's bonus plan and unitholders' participation in the distribution reinvestment plan. Unitholders' capital increased during the quarter by $6.0 million as a result of the issuance of a portion of those units. This increase in equity was offset by cash distributions of $91.7 million in the year.

CRITICAL ACCOUNTING ESTIMATES

The amounts recorded for depletion and depreciation of property, plant and equipment and the provision for future asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty, and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of September 30, 2004.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

CICA Accounting Guideline 13 (AcG-13), "Hedging Relationships", became effective for fiscal years beginning on or after July 1, 2003. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. Vermilion is not applying hedge accounting to its hedging relationships, electing instead to account for its hedging activities on a mark-to-market basis. The change in fair value of derivative instruments in the nine months ended September 30, 2004 and the three month period resulted in a $5.16 and $5.47 pre-tax per boe reduction to earnings.



                                       11
--------------------------------------------------------------------------------

In 2004, Vermilion adopted the new CICA Handbook section 3110, "Asset Retirement Obligations". This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. The adoption of CICA Handbook section 3110 allows for the cumulative effect of the change in accounting policy to be booked to accumulated income with the restatement of prior period comparatives. The adoption of the asset retirement obligation accounting policy, which has been applied retroactively, resulted in a new line item to the income statement called accretion expense which was $0.25 per boe in the nine months ended September 30, 2004 and $0.32 per boe in the three months ended September 30, 2004.

The Trust has a Unit Rights Incentive Plan (the "Plan") for directors, officers and employees. The exercise price of the rights granted may be reduced in future periods under certain conditions. The amount of the reduction cannot be reasonably estimated, as it is dependent upon a number of factors. Therefore, it is not possible to determine a fair value for the rights granted using a traditional option-pricing model and compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the financial statements for unexercised rights. The Trust adopted the provisions outlined in Section 3870 Stock Based Compensation of the CICA Handbook in the period and applied the new policy retroactively. Unit compensation expense in the nine months ended September 30, 2004 was $3.38 per boe ($4.46 for the quarter).

Effective January 1, 2004 the Trust adopted Accounting Guideline 16 "Oil and Gas Accounting - Full Cost", which replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". Accounting Guideline 16 ("AcG-16") modifies how impairment is tested and is consistent with CICA section 3063 "Impairment of Long-lived Assets". Under AcG-16, impairment is recognized if the carrying amount of the capital assets exceeds the sum of the undiscounted cash flows expected to result from the Trust's proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the capital assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment. Previously, impairment was tested based on undiscounted future net revenues using proved reserves, and providing for future general and administrative expenses, carrying costs, and taxes. The adoption of AcG-16 had no effect on the Trust's financial results.

CONTRACTUAL OBLIGATIONS

Vermilion has a pipeline transportation commitment that runs to October 31, 2005, and has minimum annual payment requirements of Cdn$0.1 million.

DISCONTINUED OPERATIONS

The Trust made a strategic decision to sell its interest in the Trinidad operations. On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura, for gross proceeds of $164.6 million. As a result, the Trust realized an estimated $64.5 million (net of tax) gain on the sale of shares, which was recorded in the second quarter.

FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Trust's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.


                                       12
--------------------------------------------------------------------------------

NETBACKS (6:1)                                                                                                 THREE        NINE
                                                                                                              MONTHS      MONTHS
                                                              THREE MONTHS                   NINE MONTHS       ENDED       ENDED
                                                       ENDED SEPT 30, 2004           ENDED SEPT 30, 2004  SEPT 30/03  SEPT 30/03
----------------------------------------------------------------------------------------------------------------------------------
                                                 Oil &   Natural               Oil &   Natural            (Restated)  (Restated)
                                                  NGLs       Gas     TOTAL      NGLs       Gas     TOTAL       Total       Total
                                                 $/bbl     $/mcf     $/boe     $/bbl     $/mcf     $/boe       $/boe       $/boe
----------------------------------------------------------------------------------------------------------------------------------
TRUST FINANCIAL INFORMATION
CANADA
Price                                           $51.67     $6.94    $45.90    $46.52     $7.10    $44.24      $38.15      $40.97
Realized hedging loss                            (9.10)    (0.06)    (4.08)    (6.63)    (0.05)    (2.95)      (1.42)      (2.11)
Royalties (net)                                  (9.74)    (1.86)   (10.55)    (9.86)    (2.05)   (11.26)     (10.09)     (10.85)
Transportation                                   (0.06)    (0.17)    (0.60)    (0.06)    (0.17)    (0.62)      (0.56)      (0.60)
Lifting costs                                    (7.24)    (1.05)    (6.70)    (7.17)    (0.93)    (6.23)      (6.13)      (5.44)
----------------------------------------------------------------------------------------------------------------------------------
Operating netback                               $25.53     $3.80    $23.97    $22.80     $3.90    $23.18      $19.95      $21.97
----------------------------------------------------------------------------------------------------------------------------------
FRANCE
Price                                           $49.97     $5.17    $49.16    $46.78     $5.02    $46.06      $35.77      $37.85
Realized hedging loss                            (9.54)        -     (9.13)    (6.87)        -     (6.57)      (3.12)      (3.38)
Royalties (net)                                  (4.98)    (0.29)    (4.84)    (5.11)    (0.34)    (4.98)      (4.34)      (4.38)
Transportation                                   (2.92)        -     (2.80)    (3.39)        -     (3.25)      (2.52)      (2.88)
Lifting costs                                    (7.22)    (2.69)    (7.60)    (7.13)    (2.58)    (7.49)      (7.04)      (7.05)
----------------------------------------------------------------------------------------------------------------------------------
Operating netback                               $25.31     $2.19    $24.79    $24.28     $2.10    $23.77      $18.75      $20.16
----------------------------------------------------------------------------------------------------------------------------------
NETHERLANDS
Price                                           $48.66     $5.54    $33.33    $48.66     $5.43    $32.67           -           -
Lifting costs                                        -     (1.10)    (6.53)        -     (1.09)    (6.52)          -           -
----------------------------------------------------------------------------------------------------------------------------------
Operating netback                               $48.66     $4.44    $26.80    $48.66     $4.34    $26.15           -           -
----------------------------------------------------------------------------------------------------------------------------------
TOTAL TRUST
Price                                           $50.80     $6.32    $43.81    $46.65     $6.63    $43.28      $37.50      $40.13
Realized hedging loss                            (9.29)    (0.04)    (4.37)    (6.74)    (0.04)    (3.55)      (1.89)      (2.44)
Royalties (net)                                  (7.31)    (1.05)    (6.76)    (7.48)    (1.49)    (8.19)      (8.51)      (9.14)
Transportation                                   (1.51)    (0.09)    (0.99)    (1.72)    (0.12)    (1.24)      (1.10)      (1.20)
Lifting costs                                    (7.21)    (1.10)    (6.88)    (7.14)    (1.01)    (6.60)      (6.38)      (5.86)
----------------------------------------------------------------------------------------------------------------------------------
Operating netback                               $25.48     $4.04    $24.81    $23.57     $3.97    $23.70      $19.62      $21.49
----------------------------------------------------------------------------------------------------------------------------------
VERENEX ENERGY INC.
Price                                           $42.15     $5.68    $35.80    $42.15     $5.68    $35.80           -           -
----------------------------------------------------------------------------------------------------------------------------------
Operating netback                               $42.15     $5.68    $35.80    $42.15     $5.68    $35.80           -           -
----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED
Price                                           $50.79     $6.32    $43.79    $46.65     $6.63    $43.28      $37.50      $40.13
Realized hedging loss                            (9.28)    (0.04)    (4.35)    (6.74)    (0.04)    (3.55)      (1.89)      (2.44)
Royalties (net)                                  (7.29)    (1.05)    (6.74)    (7.48)    (1.48)    (8.18)      (8.51)      (9.14)
Transportation                                   (1.51)    (0.09)    (0.99)    (1.72)    (0.12)    (1.25)      (1.10)      (1.20)
Lifting costs                                    (7.20)    (1.10)    (6.86)    (7.14)    (1.00)    (6.59)      (6.38)      (5.86)
----------------------------------------------------------------------------------------------------------------------------------
Operating netback                               $25.51     $4.04    $24.85    $23.57     $3.99    $23.71      $19.62      $21.49
----------------------------------------------------------------------------------------------------------------------------------
General & administrative                                           $ (1.59)                       $(1.61)     $(1.18)     $(1.21)
Reorganization costs                                                     -                             -           -       (1.38)
Interest                                                             (0.17)                        (0.40)      (1.18)      (1.04)
Foreign exchange                                                      0.09                          0.04           -       (0.01)
Current and capital taxes                                            (2.81)                        (2.05)      (0.53)      (0.59)
----------------------------------------------------------------------------------------------------------------------------------
Cash flow netback                                                   $20.37                        $19.69      $16.73      $17.26
----------------------------------------------------------------------------------------------------------------------------------
Depletion and depreciation                                          (11.14)                       (10.98)     (10.89)     (10.62)
Future income taxes                                                   5.79                          5.24        0.65        3.43
Deferred financing charges                                               -                             -       (0.04)      (0.05)
Foreign exchange                                                      0.32                          0.45        0.41       (0.12)
Non-controlling interest                                              0.09                          0.03           -           -
Trust units issued                                                       -                             -           -       (2.63)
Accretion expense                                                    (0.32)                        (0.25)      (0.14)      (0.13)
Equity in losses of affiliate                                        (0.01)                            -           -           -
Unrealized loss on derivative instruments                            (5.47)                        (5.16)          -           -
Gain (loss) from discontinued operations                                 -                         10.37       (0.35)      (0.30)
Fair value of stock compensation                                     (4.46)                        (3.38)      (1.53)      (0.82)
----------------------------------------------------------------------------------------------------------------------------------
Earnings netback                                                   $  5.17                        $16.01     $  4.84      $ 6.02
----------------------------------------------------------------------------------------------------------------------------------

The above table includes non-GAAP measurements which may not be comparable to other companies, including "operating netback" and "cash flow netback".


                                       13
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
($000'S UNAUDITED)
                                                                                  SEPTEMBER 30,      DECEMBER 31,
                                                                                           2004              2003
-------------------------------------------------------------------------------------------------------------------
                                                                                            (Restated Notes 3,4*)
ASSETS

Current
       Cash and cash equivalents                                                      $  70,093         $  44,320
       Accounts receivable                                                               39,057            37,178
       Crude oil inventory                                                                2,164             3,477
       Fair value of derivative instruments (Note 14)                                     1,339                 -
       Prepaid expenses and other                                                         3,218             2,949
       Current Assets Related to Discontinued Operations (Note 4)                             -             8,559
-------------------------------------------------------------------------------------------------------------------
                                                                                        115,871            96,483

Deferred charges for derivative instruments (Note 14)                                     6,577                 -
Long-term investment (Note 6)                                                             5,429                 -
Reclamation fund (Note 2)                                                                13,151             1,678
Capital assets related to discontinued operations (Note 4)                                    -            85,597
Capital assets (Note 6)                                                                 656,918           580,260
-------------------------------------------------------------------------------------------------------------------
                                                                                       $797,946          $764,018
===================================================================================================================

LIABILITIES AND UNITHOLDERS' EQUITY

Current
       Accounts payable and accrued liabilities                                       $  71,274         $  78,515
       Distributions payable to unitholders                                              10,285            10,065
       Income taxes payable                                                              19,207             4,966
       Fair value of derivative instruments (Note 14)                                    33,118                 -
       Current liabilities related to discontinued operations (note 4)                        -             1,371
-------------------------------------------------------------------------------------------------------------------
                                                                                        133,884            94,917

Fair value of derivative instruments (Note 14)                                            6,897                 -
Long-term debt (Note 7)                                                                  57,094           135,558
Asset retirement obligation (Notes 3 and 6)                                              49,064            15,570
Future income taxes related to discontinued operations (Note 4)                               -             6,919
Future income taxes (note 8)                                                            127,217           145,547
-------------------------------------------------------------------------------------------------------------------
                                                                                        374,156           398,511
-------------------------------------------------------------------------------------------------------------------
Non-controlling interest                                                                 16,386                 -
-------------------------------------------------------------------------------------------------------------------

Unitholders' equity
       Unitholders' capital (Note 9)                                                    229,510           209,379
       Exchangeable shares (Note 9)                                                      10,949            11,276
       Contributed surplus (Note 9)                                                      22,497            10,100
       Accumulated earnings                                                             335,076           233,681
       Accumulated cash distributions                                                  (190,628)          (98,929)
-------------------------------------------------------------------------------------------------------------------
                                                                                        407,404           365,507
-------------------------------------------------------------------------------------------------------------------
                                                                                       $797,946          $764,018
===================================================================================================================

* Prior year financial statements have been restated in accordance with accounting changes required by changes to the Canadian Institute of Chartered Accountants handbook.


                                       14
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS
($000'S EXCEPT UNIT AND PER UNIT AMOUNTS, UNAUDITED)

                                                                  THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                       SEPTEMBER 30,   September 30,     SEPTEMBER 30,     September 30,
                                                                2004            2003              2004              2003
-------------------------------------------------------------------------------------------------------------------------
                                                                (Restated Notes 3,4)                (Restated Notes 3,4)
Revenue:
     Petroleum and natural gas revenue (Note 14)             $96,260         $72,359          $261,290          $241,032
     Royalties (net)                                          15,115          17,286            50,849            58,420
-------------------------------------------------------------------------------------------------------------------------
                                                              81,145          55,073           210,441           182,612
-------------------------------------------------------------------------------------------------------------------------
Expenses:
     Production                                               15,383          12,975            41,015            37,497
     Transportation                                            2,223           2,228             7,733             7,693
     Accretion (Note 3)                                          723             284             1,550               852
     Unit compensation (Note 9)                               10,002           3,114            21,034             5,221
     Loss on derivative instruments (Note 14)                 20,070               -            46,306                 -
     Interest on long-term debt                                  393           2,480             2,516             6,988
     General and administrative                                3,574           2,399            10,034             7,770
     Reorganization costs                                          -               -                 -            25,628
     Foreign exchange loss (gain)                               (930)           (827)           (3,153)              775
     Depletion and depreciation                               24,996          22,125            68,295            67,882
-------------------------------------------------------------------------------------------------------------------------
                                                              76,434          44,778           195,330           160,306
-------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, other items
   and discontinued operations                                 4,711          10,295            15,111            22,306
-------------------------------------------------------------------------------------------------------------------------
Income taxes (recovery):
     Future (Note 8)                                         (12,997)         (1,327)          (32,562)          (21,943)
     Current                                                   6,045             764            12,244             3,244
     Capital                                                     252             303               518               557
-------------------------------------------------------------------------------------------------------------------------
                                                              (6,700)           (260)          (19,800)          (18,142)
-------------------------------------------------------------------------------------------------------------------------
Other items:
     Non-controlling interest                                   (207)              -              (209)                -
     Equity in losses of affiliate                                11               -                11                 -
-------------------------------------------------------------------------------------------------------------------------
                                                                (196)              -              (198)                -
-------------------------------------------------------------------------------------------------------------------------

Net earnings from continuing operations                       11,607          10,555            35,109            40,448
     Net earnings (loss) from discontinued
        OPERATIONS (NOTE 4)                                        -            (709)           64,486            (1,936)
-------------------------------------------------------------------------------------------------------------------------
Net earnings                                                  11,607           9,846            99,595            38,512
-------------------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of period
   as previously reported                                    323,469         215,680           240,493           183,751
Changes in accounting policies (Note 3)                            -              39            (5,012)            3,302
-------------------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of
   period, as restated                                       323,469         215,719           235,481           187,053
-------------------------------------------------------------------------------------------------------------------------
Accumulated earnings, end of period                         $335,076        $225,565          $335,076          $225,565
=========================================================================================================================

Net earnings from continuing operations per trust unit (Note 11):
     Basic                                                  $   0.17        $   0.18          $   0.53          $   0.70
     Diluted                                                $   0.17        $   0.18          $   0.53          $   0.69
-------------------------------------------------------------------------------------------------------------------------
Net earnings per trust unit (Note 11):
     Basic                                                  $   0.17        $   0.17          $   1.51          $   0.66
     Diluted                                                $   0.17        $   0.17          $   1.51          $   0.66
-------------------------------------------------------------------------------------------------------------------------
Weighted average trust units outstanding (Note 11):
     Basic                                                66,051,571      58,147,919        65,776,813        57,989,679
     Diluted                                              66,239,291      59,060,674        65,976,095        58,376,951
-------------------------------------------------------------------------------------------------------------------------


                                       15
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
($000'S EXCEPT PER UNIT AMOUNTS, UNAUDITED)

                                                                     THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                          SEPTEMBER 30,   September 30,     SEPTEMBER 30,     September 30,
                                                                   2004            2003              2004              2003
-----------------------------------------------------------------------------------------------------------------------------
                                                                   (Restated Notes 3,4)                (Restated Notes 3,4)
Cash and cash equivalents provided by (used in):
OPERATING
     Net earnings                                               $11,607          $9,846           $99,595           $38,512
     Items not affecting cash:
       Depletion and depreciation                                24,996          22,125            68,295            67,882
       Amortization of deferred charges
          for derivative instruments                              1,966               -             7,850                 -
       Unrealized loss on derivative instruments                 10,307               -            24,249                 -
       Unit compensation                                         10,002           3,114            21,034             5,221
       Accretion                                                    723             284             1,550               852
       Equity in losses of affiliate                                 11               -                11                 -
       Unrealized foreign exchange loss (gain)                     (719)           (827)           (2,851)              755
       Amortized deferred financing costs                             -              76                 -               333
       Non-controlling interest                                    (207)              -              (209)                -
       Trust units issued on cancellation
          of employee stock options                                   -               -                 -            16,817
       (Earnings) loss from discontinued operations                   -             709           (64,486)            1,936
       Future income taxes (recovery)                           (12,997)         (1,327)          (32,562)          (21,943)
-----------------------------------------------------------------------------------------------------------------------------
     Funds from operations                                       45,689          34,000           122,476           110,365
     Asset retirement costs incurred                                (47)         (1,058)             (402)           (1,303)
     Changes in non-cash operating working capital                8,763          20,590            13,785            (6,422)
-----------------------------------------------------------------------------------------------------------------------------
                                                                 54,405          53,532           135,859           102,640
-----------------------------------------------------------------------------------------------------------------------------
INVESTING
     Proceeds on sale of Aventura                                     -               -           164,585                 -
     Drilling and development of petroleum
        and natural gas properties                              (11,892)        (17,884)          (38,504)          (39,650)
     Cash acquired through acquisition of subsidiary                  -               -                62                 -
     Acquisition of petroleum and natural gas property                -               -           (64,474)                -
     Contributions to reclamation fund                             (670)              -           (11,474)             (555)
     Changes in non-cash investing working capital               (5,909)          3,779           (27,475)           (2,673)
-----------------------------------------------------------------------------------------------------------------------------
                                                                (18,471)        (14,105)           22,720           (42,878)
-----------------------------------------------------------------------------------------------------------------------------
FINANCING
     Increase (decrease) in long-term debt                        3,860          (9,341)          (78,464)            1,824
     Increase in deferred financing charges                           -            (130)                -              (155)
     Issue of trust units for cash, net of issue costs            1,913               -             8,381                 -
     Issue of common shares for cash, net of issue costs              -               -                 -             1,201
     Cash acquired on shares issued by
        subsidiary, net of share issue costs                         40               -            24,206                 -
     Distribution reinvestment plan                               1,745           2,380             4,586             3,351
     Cash distributions                                         (30,700)        (26,671)          (91,479)          (62,065)
     Changes in non-cash financing working capital                 (135)            723               197              (402)
-----------------------------------------------------------------------------------------------------------------------------
                                                                (23,277)        (33,039)         (132,573)          (56,246)
-----------------------------------------------------------------------------------------------------------------------------
     Foreign exchange gain (loss) on cash
        held in a foreign currency                               (1,690)            206              (233)             (570)
-----------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                          10,967           6,594            25,773             2,946
Cash and cash equivalents, beginning of period                   59,126          18,876            44,320            22,524
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                        $70,093        $ 25,470           $70,093           $25,470
=============================================================================================================================

Cash payments
     Taxes                                                     $  1,421        $(12,470)          $ 7,198           $ 9,852
     Interest                                                  $    669        $  1,790           $ 2,584           $ 7,295
-----------------------------------------------------------------------------------------------------------------------------


                                       16
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003, UNAUDITED
(000'S EXCEPT UNIT AND PER UNIT AMOUNTS)

1.       BASIS OF PRESENTATION

         The consolidated financial statements of Vermilion Energy Trust (the "Trust" or "Vermilion") include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2003 except for the changes in accounting policies (Note
         3) and the treatment of Aventura Energy Inc. ("Aventura"), a 72% owned subsidiary, as discontinued operations (Note 4). Certain of the significant accounting policies have been included in Note 2. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2003 included in the Trust's 2003 annual report.

         On June 29, 2004, Verenex Energy Inc. ("Verenex") a subsidiary, and Prairie Fire Oil & Gas Ltd. amalgamated to form a new company to pursue exploration efforts in France. Effective June 29, 2004, the Trust has accounted for the 53.7% investment by consolidating the operations of Verenex using the purchase method of accounting.

2.       SIGNIFICANT ACCOUNTING POLICIES

         a) Per Unit Amounts

         Net earnings per unit are calculated using the weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding converted at the exchange ratio at the end of each month. Diluted net earnings per unit are calculated using the treasury stock method to determine the dilutive effect of unit based compensation. The treasury stock method assumes that the proceeds received from the exercise of "in the money" trust unit rights are used to repurchase units at the average market rate during the period.

         b) Long-Term Investment

         The Trust's 38% investment in Glacier Energy Limited is accounted for using the equity basis of accounting whereby the investment cost is increased or decreased for the Trust's ownership percentage of net earnings or loss and reduced by dividends paid to the Trust.

         The Trust reviews and evaluates the carrying value of its investment annually. More frequent reviews are conducted as conditions necessitate. In the event a decrease in the value of the investment is other than a temporary decline, the investment is written down to recognize the loss.

         c) Reclamation Fund

         A reclamation fund has been set up by the Trust to ensure that cash is available to carry out future abandonment and reclamation work on wells, plants and facilities. The contribution levels are reviewed annually and are currently made on the basis of $0.25 per barrel of oil equivalent of production in Canada, France and the Netherlands. The Trust made a one-time payment in the second quarter of 2004 in the amount of $10 million.


                                       17
--------------------------------------------------------------------------------

         d) Income Taxes

         The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust allocates all of its Canadian taxable income to the unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for Canadian income tax expense has been made in the Trust.

         Income taxes are calculated using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax base, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in earnings in the period in which the change occurs.

         In the Trust structure, payments made between Vermilion Resources Ltd. (the "Company") and the Trust result in the transferring of taxable income from the Company to individual unitholders. These payments may reduce future income tax liabilities previously recorded by the Company which would be recognized as a recovery of income tax in the period incurred.

         The Trust is subject to current taxes in both France and the Netherlands based on the enacted tax legislation of each respective country.

         e) Distributions

         The Trust makes monthly distributions of its distributable cash to unitholders of record on the last day of each calendar month. Pursuant to the Trust's policy, it will pay distributions to its unitholders subject to retaining an appropriate distribution reserve, satisfying its financing covenants, making loan repayments and, if applicable, funding future abandonment and reclamation.

         f) Discontinued Operations

         On May 6, 2004, the Trust completed the sale of its subsidiary, Aventura. Accordingly, these consolidated financial statements include the accounts of the Trust and its remaining subsidiaries. The financial position and results of operations of Aventura previously reported in the Trust's annual audited consolidated financial statements as at and for the years ended December 31, 2003 and 2002 and previous unaudited interim consolidated financial statements have been restated and are now reported as discontinued operations (Note 4).

         g) Transportation Costs

         Effective for fiscal years beginning on or after October 1, 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook
         Section 1100 Generally Accepted Accounting Principles ("GAAP"), which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a primary source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the consolidated statements of earnings. Beginning January 1, 2004, the Trust has recorded revenue gross of transportation charges and has separately recorded transportation as an expense on the consolidated statements of earnings. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net earnings, per trust unit calculations, or cash flow for the Trust.


                                       18
--------------------------------------------------------------------------------

3.       CHANGES IN ACCOUNTING POLICY

         a) Hedging Relationships

         On January 1, 2004, the Trust adopted the amendments made to Accounting Guideline 13 ("AcG-13") "Hedging Relationships", and EIC 128, "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments". Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded in the consolidated balance sheet as either an asset or liability with changes in fair value recognized in net earnings. The Trust has elected not to designate any of its price risk management activities as accounting hedges under AcG-13 and, accordingly, will account for all these derivative financial instruments using the fair value method. The impact on the Trust's consolidated financial statements at January 1, 2004 resulted in the recognition of derivative instrument assets with a fair value of $3,386, derivative instrument liabilities with a fair value of $17,813 and a net deferred charge of $14,427 which will be recognized into net earnings over the life of the associated contracts.

         b) Capital Assets

         Effective January 1, 2004 the Trust adopted Accounting Guideline 16 "Oil and Gas Accounting - Full Cost", which replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". Accounting Guideline 16 ("AcG-16") modifies how impairment is tested and is consistent with CICA section 3063 "Impairment of Long-lived Assets". Under AcG-16, impairment is recognized if the carrying amount of the capital assets exceed the sum of the undiscounted cash flows expected to result from the Trust's proved reserves.

         If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the capital assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment charged to earnings.

         Previously, impairment was tested based on undiscounted future net revenues using proved reserves, and providing for future general and administrative expenses, carrying costs, and taxes. The adoption of AcG-16 had no effect on the Trust's financial results.

         c) Asset Retirement Obligations

         The Trust accounts for its asset retirement obligations under the new CICA Handbook, section 3110, "Asset Retirement Obligations". This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the future retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value determined as the estimated future costs discounted to the present value and subsequently adjusted for the accretion of the discount factor and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. Previously, the Trust recognized a provision for future site restoration based on the unit-of-production method applied to the estimated future liability.



                                       19
--------------------------------------------------------------------------------

         This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes as follows:

         Consolidated Balance Sheet - as at December 31, 2003:

                                                                    AS REPORTED (1)            CHANGE           AS RESTATED
                                                                    -------------------------------------------------------
         Capital Assets                                                    $573,042          $  7,218              $580,260
         Site restoration and abandonment                                    13,498           (13,498)                    -
         Asset retirement obligations                                             -            15,570                15,570
         Future Income taxes                                                143,689             1,858               145,547
         Accumulated earnings                                              $230,393          $  3,288              $233,681

         Consolidated Statement of Earnings and Accumulated
         Earnings - nine months ended September 30, 2003:

                                                                    AS REPORTED (1)            CHANGE           AS RESTATED
                                                                    -------------------------------------------------------
         Depletion and depreciation                                        $ 68,716          $   (834)             $ 67,882
         Accretion                                                                -               852                   852
         Future income taxes                                                (21,937)               (6)              (21,943)
         Net earnings                                                      $ 38,524          $    (12)             $ 38,512

         Consolidated Statement of Earnings and Accumulated
         Earnings - three months ended September 30, 2003:

                                                                    AS REPORTED (1)            CHANGE           AS RESTATED
                                                                    -------------------------------------------------------
         Depletion and depreciation                                        $ 22,403          $   (278)             $ 22,125
         Accretion                                                                -               284                   284
         Future income taxes                                                 (1,325)               (2)               (1,327)
         Net earnings                                                      $  9,850          $     (4)             $  9,846

         (1) "As reported" amounts have been adjusted to reflect the classification of Aventura as discontinued operations, and the adjustment to stock compensation.

         There was no effect on basic and diluted net earnings per trust unit for the nine and three months ended September 30, 2003.

         The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.

         The Trust has estimated the net present value of its asset retirement obligations to be $49,064 as at September 30, 2004 based on a total future liability of $173,095. These payments are expected to be made over the next 49 years with most coming within the time frame of 25-30 years. The Trust used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the asset retirement obligation.

         The following table reconciles the Trust's total asset retirement obligation:

                                                                SEPT 30, 2004         SEPT 30, 2003
         ------------------------------------------------------------------------------------------
         Carrying amount, beginning of period                         $15,570              $14,185
         Increase in liabilities in the period                         32,346                1,494
         Settlement of liabilities in the period                            -                    -
         Disposition of liabilities in the period                        (402)              (1,303)
         Accretion expense                                              1,550                  852
         ------------------------------------------------------------------------------------------
         Carrying amount, end of period                               $49,064              $15,228
         ------------------------------------------------------------------------------------------


                                       20
--------------------------------------------------------------------------------

         d) Trust Unit Rights Incentive Compensation

         The Trust has a Unit Rights Incentive Plan (the "Plan") for directors, officers and employees. The exercise price of the rights granted may be reduced in future periods under certain conditions as described in Note
         10. The amount of the reduction over the term of the right cannot be reasonably estimated as it is dependent upon a number of factors. Therefore, it is not possible to determine a fair value for the rights granted using a traditional option-pricing model and unit compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the consolidated financial statements for unexercised rights.

         Compensation expense associated with rights granted is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying price of the Trust units. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights exercised or outstanding at the date of the consolidated financial statements.

         Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders capital.

         The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for forfeitures as they occur.

         The Trust adopted the provisions outlined in Section 3870 Stock Based Compensation and other Stock Based Payments of the CICA Handbook as at January 1, 2004. The section requires that unit based compensation be recorded by the Trust.

         The decision was made to adopt the new policy retroactively with restatement for the Trust and Aventura resulting in a charge to accumulated earnings on the January 1, 2004 balance sheet of $10,100. The expense related to the period ended September 30, 2003 was a charge to unit compensation expense of $5,221 ($3,114 in the third quarter
         2003). During the second quarter, Aventura was sold and $1.8 million of accumulated earnings recorded at January 1, 2004 was removed from contributed surplus.

4.       DISCONTINUED OPERATIONS

         On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura, for gross proceeds of $164.6 million which was accounted for as follows:

         Gross sale proceeds                                        $ 164,585
         Book value of investment in aventura                          84,188
         --------------------------------------------------------------------
         Gain on sale of Aventura                                   $  80,397
         Future income taxes                                           14,233
         --------------------------------------------------------------------
         Net gain on sale of Aventura                               $  66,164
         ====================================================================

         The Trust restated its prior period financial statements to reflect Aventura's assets and liabilities as discontinued operations and to separately classify the operating results of Aventura from the operating results of continuing operations.



                                       21
--------------------------------------------------------------------------------

         Details of the assets sold and the related liabilities are as follows:

                                                              DECEMBER 31, 2003
         -----------------------------------------------------------------------
         Current assets                                                $  8,559
         Petroleum and natural gas interests                             85,597
         -----------------------------------------------------------------------
         Total assets                                                    94,156
         -----------------------------------------------------------------------

         Current liabilities                                           $  1,371
         Future income taxes                                              6,919
         -----------------------------------------------------------------------
         Total liabilities                                                8,290
         =======================================================================
                                                                        $85,866

         The net earnings (loss) from discontinued operations disclosed in the Consolidated Statements of Earnings and Accumulated Earnings includes the following:

                                                  THREE MONTHS       NINE MONTHS     THREE MONTHS       NINE MONTHS
                                                         ENDED             ENDED            ENDED             ENDED
                                                 SEPT 30, 2004     SEPT 30, 2004    SEPT 30, 2003     SEPT 30, 2003
         -----------------------------------------------------------------------------------------------------------
         Revenue                                   $         -          $  4,121          $ 3,049           $ 8,767

         Earnings (loss) before income taxes                 -            (1,938)            (597)           (1,273)
         Income taxes (recovery)                             -              (260)             112               663
         -----------------------------------------------------------------------------------------------------------
         Net earnings (loss) from
            discontinued operations                          -            (1,678)            (709)           (1,936)
         Net gain on sale                                    -            66,164                -                 -
         -----------------------------------------------------------------------------------------------------------
                                                    $        -           $64,486          $  (709)          $(1,936)
         ===========================================================================================================

         The Aventura operations, which have been disclosed as discontinued operations, comprised the Trinidad segment. Continuing operations include the Canada, France and Netherlands segments only.

5.       TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO THE PLAN OF ARRANGEMENT

         Under the Plan of Arrangement, the Company transferred to Clear Energy Inc. a portion of the Company's existing lands and exploration assets. As this was a related party transaction, assets and liabilities were transferred at book value. Details are as follows:

         Petroleum and natural gas assets and equipment                          $19,509
         Future income tax asset                                                   5,461
         -------------------------------------------------------------------------------
         Total assets transferred                                                $24,970
         Provision for site restoration and abandonment                               89
         -------------------------------------------------------------------------------
         Net assets transferred and reduction in share capital                   $24,881
         ===============================================================================

         Associated with the Plan of Arrangement in the nine months ended September 30, 2003, the Company recorded transaction costs of $25.6 million, with $16.8 million related to the issue of Trust units in exchange for cancellation of stock options and $8.8 million in advisory and other costs.


                                       22
--------------------------------------------------------------------------------

6.       INVESTMENTS, ACQUISITIONS AND DISPOSITION

         a) On June 29, 2004, Verenex (a subsidiary) and Prairie Fire Oil & Gas Ltd. amalgamated to form a new company to pursue exploration efforts in France. Vermilion sold to Verenex exploration interests in France and a royalty on a producing oil and gas asset in Alberta in exchange for 10 million shares. Also, Vermilion subscribed for $5 million common shares of Verenex through Verenex's $30.8 million private placement. The sale of assets were recorded at the underlying cost of the assets to the Trust due to the related party nature of the transaction. Accordingly, the Trust holds 12.1 million of the Verenex shares representing 53.7% of the outstanding shares. Effective June 29, 2004, the Trust has accounted for the investment by consolidating net assets and operations of Verenex.

         b) Effective June 16, 2004, the Trust purchased 5.4 million shares of Glacier Energy Limited for consideration of 50% of the Trust's working interest in the coalbed methane and shallow gas rights over certain of its lands. The Trust owns approximately 38% of the basic common shares of Glacier and accounts for the investment using the equity method.

         c) On May 19, 2004, the Trust acquired $80.5 million of producing properties in the Netherlands. The adjusted cash closing cost on May 19, 2004 was $64.5 million. Details are as follows:

            Petroleum and natural gas assets and equipment             $119,355
            Asset retirement obligation                                 (33,876)
            --------------------------------------------------------------------
                                                                         85,479
            Accounts payable and accrued liabilities                    (21,005)
            --------------------------------------------------------------------
            Cash paid                                                  $ 64,474
            ====================================================================

         d) Effective January 22, 2003, the Company sold its existing 40% working interest in the Central Block in Trinidad to Aventura for consideration of 212 million common shares. As this was a related party transaction, assets and liabilities were transferred at book value. The sale increased the Company's equity holding in Aventura to approximately 72% from approximately 47% held prior to the sale. On May 6, 2004, the Company sold its shares in Aventura (see Note
            4).

7.       LONG-TERM DEBT

         At September 30, 2004, the Trust had a line of credit of $240 million with a banking syndicate, which has a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year. A working capital tranche of $1 million included in the $240 million facility has been placed in France to assist cash-management practices.

8.       FUTURE INCOME TAXES

         During the period ended September 30, 2004, a reduction in the Alberta corporate income tax rate was substantially enacted. This reduction amounted to a recovery of future income taxes of approximately $2 million in the nine months ended September 30, 2004 ($0 in the third quarter 2004).

9.       UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

         Pursuant to the Plan of Arrangement, 51,480,467 units of the Trust and 6,000,000 exchangeable shares of the Company were issued in exchange for all of the outstanding shares of the Company, a wholly owned subsidiary of the Trust, on a one for one basis.

         As per the Plan of Arrangement, shareholders of the Company received one trust unit or one exchangeable share in the Company for each common share held. In addition, Vermilion shareholders received one share in a separate publicly listed oil and gas company, Clear Energy Inc. for each three common shares held (Note 5).



                                       23
--------------------------------------------------------------------------------

9.       UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES (CONTINUED)

         The exchangeable shares are convertible into trust units based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the period, a total of 140,667 exchangeable shares were converted into 170,184 trust units based on the exchange ratio at the time of conversion. At September 30, 2004, the exchange ratio was 1.23335 trust units per exchangeable share.

                                                                               NUMBER OF SHARES             AMOUNT
         ----------------------------------------------------------------------------------------------------------
         COMMON SHARES OF VERMILION RESOURCES LTD.
         Balance as at December 31, 2002                                             55,866,918          $ 140,557
         Issued upon exercise of stock options                                          267,100              1,201
         ----------------------------------------------------------------------------------------------------------
         Balance January 21, 2003, prior to Plan of Arrangement                      56,134,018          $ 141,758

         Trust units issued on cancellation of employee
            stock options (Note 5)                                                    1,346,449          $  16,817
         Transfer of assets and liabilities to Clear Energy Inc. (Note 5)                     -            (24,881)
         Trust units issued                                                         (51,480,467)          (119,739)
         Exchangeable shares issued                                                  (6,000,000)           (13,955)
         ----------------------------------------------------------------------------------------------------------
                                                                                            NIL          $     NIL
         ==========================================================================================================

                                                                                NUMBER OF UNITS             AMOUNT
         ----------------------------------------------------------------------------------------------------------
         TRUST UNITS
         Unlimited number of trust units authorized to be issued

         Issued pursuant to Plan of Arrangement January 22, 2003                     51,480,467           $119,739
         Distribution reinvestment plan                                                 457,905              6,209
         Issued on conversion of exchangeable shares                                  1,218,920              2,679
         Trust units issued for cash                                                  6,050,000             85,305
         Unit issue costs                                                                     -             (4,565)
         Unit rights exercised for cash                                                   1,300                 12
         ----------------------------------------------------------------------------------------------------------
         Balance as at December 31, 2003                                             59,208,592           $209,379

         Distribution reinvestment plan                                                 269,664              4,586
         Issued on conversion of exchangeable shares                                    170,184                327
         Unit rights exercised for cash (Note 10)                                       804,800              7,556
         Transfer from contributed surplus on unit right exercise                             -              6,837
         Trust units issued for bonus plan                                               49,630                825
         ----------------------------------------------------------------------------------------------------------
         Balance as at September 30, 2004                                            60,502,870           $229,510
         ==========================================================================================================

                                                                               NUMBER OF SHARES      CONSIDERATION
         ----------------------------------------------------------------------------------------------------------
         EXCHANGEABLE SHARES

         Issued pursuant to Plan of Arrangement  January 22, 2003                     6,000,000            $13,955
         Exchanged for trust units                                                   (1,151,971)            (2,679)
         ----------------------------------------------------------------------------------------------------------
         Balance as at December 31, 2003                                              4,848,029            $11,276
         Exchanged for trust units                                                     (140,667)              (327)
         ----------------------------------------------------------------------------------------------------------
         Balance as at September 30, 2004                                             4,707,362            $10,949
         ==========================================================================================================

                                                                                  SEPT 30, 2004       DEC 31, 2003
         ----------------------------------------------------------------------------------------------------------
         CONTRIBUTED SURPLUS
         Opening balance                                                                $10,100            $     -
         Discontinued operations                                                         (1,800)                 -
         Unit compensation expense                                                       21,034             10,100
         Transfer to unitholders' capital on unit option exercise                        (6,837)                 -
         ----------------------------------------------------------------------------------------------------------
         Ending balance                                                                 $22,497            $10,100
         ==========================================================================================================


                                       24
--------------------------------------------------------------------------------

10.      TRUST UNIT RIGHTS INCENTIVE PLAN

         The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers and employees. The Trust is authorized to issue up to 6.0 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are equal to the market price for the trust units on the date the unit rights are issued. If certain conditions are met, the exercise price per right may be calculated by deducting from the grant price the aggregate of all distributions, on a per unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a three year period and expire five years after the grant date.

         The following table summarizes information about the Trust's unit rights:

                                                                                                          WEIGHTED
                                                                                      NUMBER OF            AVERAGE
                                                                                    UNIT RIGHTS     EXERCISE PRICE
         Balance December 31, 2003                                                    4,543,000             $11.59
                 Granted                                                              1,169,700              17.83
                 Cancelled                                                             (326,500)             11.57
                 Exercised                                                             (804,800)              9.39
         ----------------------------------------------------------------------------------------------------------
         Balance September 30, 2004                                                   4,581,400             $13.57
         ==========================================================================================================

         A summary of the plan as at September 30, 2004 is as follows:

                   RANGE OF                                       NUMBER OF           REMAINING           NUMBER OF
             EXERCISE PRICE                  ADJUSTED                RIGHTS         CONTRACTUAL              RIGHTS
              AT GRANT DATE            EXERCISE PRICE           OUTSTANDING      LIFE OF RIGHT          EXERCISABLE
                                                                                        (YEARS)
         ----------------------------------------------------------------------------------------------------------
                     $11.45                     $8.05             3,080,200                 3.3           1,025,833
              $11.46-$15.00              $8.23-$11.77               358,900         3.4  -  4.3              88,300
              $15.01-$19.08             $13.48-$17.55             1,142,300         4.3  -  5.0                   -

         VERENEX ENERGY INC. COMPENSATION PLANS

         a) Stock Option Plan

            Verenex, one of the Trust's subsidiaries, has a stock option plan that allows the directors, officers and employees of Verenex to be issued rights to acquire common shares of Verenex. Verenex is authorized to issue up to 2.25 million stock options, being 10% of the shares outstanding at June 29, 2004. However, the number of common shares reserved for issuance upon exercise of the stock options shall not at any time exceed 10% of the aggregate number of issued and outstanding common shares of Verenex. Stock option exercise prices are equal to the market price for the common shares on the date immediately prior to the date the stock option is granted. Stock options granted in the period vest over three years and expire five years after the grant date.

            The following table summarizes information about the stock option plan:

                                                                                               FOR THE PERIOD ENDED
                                                                                                      SEPT 30, 2004
         ----------------------------------------------------------------------------------------------------------
                                                                                                           WEIGHTED
                                                                                           NUMBER           AVERAGE
                                                                                          OF STOCK         EXERCISE
                                                                                           OPTIONS            PRICE
         ----------------------------------------------------------------------------------------------------------
              Opening balance                                                                    -         $      -
              Granted                                                                    1,535,000             2.51
         ----------------------------------------------------------------------------------------------------------
              Closing balance                                                            1,535,000            $2.51
         ==========================================================================================================


                                       25
--------------------------------------------------------------------------------

         b) Performance Warrants

            Verenex has also issued performance warrants with each performance warrant exercisable into one common share at an average exercise price of $2.50. Verenex is authorized to create and issue up to 2,130,000 performance warrants under this program.

            One-half of the performance warrants become exercisable if the holder continues in their capacity with Verenex until April 15, 2005 and if at any time during the term, the one-month weighted average trading price of the shares is equal to or greater than $3.75 per share. One-half will be exercisable if the one-month weighted average trading price of the shares is equal to or greater than $4.25 per share and the holder continues in their capacity until April 15, 2006. The performance warrants expire at the close of business on June 28, 2011.

            The following table summarizes information about the performance warrants:

                                                                                                           WEIGHTED
                                                                                         NUMBER OF          AVERAGE
                                                                                       PERFORMANCE         EXERCISE
                                                                                          WARRANTS            PRICE
           --------------------------------------------------------------------------------------------------------
           Opening balance                                                                       -          $     -
           Granted                                                                       1,944,250             2.50
           --------------------------------------------------------------------------------------------------------
           Closing balance                                                               1,944,250          $  2.50
           ========================================================================================================

         There were no stock options or performance warrants exercisable at September 30, 2004.

         The assumptions used in the computation of the fair value of the stock options and performance warrants are as follows: STOCK PERFORMANCE OPTIONS WARRANTS Risk free interest rate 4.5% 4.5% Expected life 5 years 7 years Volatility 50% 50% FAIR VALUE $1.28 $1.13

11.      PER UNIT AMOUNTS

         Basic per unit calculations are based on the weighted average number of trust units outstanding. Diluted calculations include additional trust units for the dilutive impact of unit rights outstanding pursuant to the unit rights incentive plan and exchangeable shares.

         Net earnings per unit are as follows:

                                                                 THREE MONTHS ENDED              NINE MONTHS ENDED
                                                             SEPT 30,      SEPT 30,        SEPT 30,       SEPT 30,
                                                                 2004          2003            2004           2003
                                                                                                        (RESTATED)
         ---------------------------------------------------------------------------------------------------------
         Net earnings from continuing operations
               Basic (1)                                        $0.17         $0.18           $0.53          $0.70
               Diluted (2) (3)                                  $0.17         $0.18           $0.53          $0.69
         ---------------------------------------------------------------------------------------------------------
         Net earnings
               Basic (1)                                        $0.17         $0.17           $1.51          $0.66
               Diluted (2) (3)                                  $0.17         $0.17           $1.51          $0.66
         =========================================================================================================


                                       26
--------------------------------------------------------------------------------

         (1) Basic per unit calculations are based on the weighted average number of trust units outstanding in 2004 of 65,776,813 for the period (57,989,679 trust units in 2003) which includes outstanding exchangeable shares converted at the period end exchange ratio.

         (2) Diluted calculations include additional trust units in 2004 of 199,282 for the period (387,272 additional units in 2003) for the dilutive impact of the unit rights incentive plan. Calculations of diluted units exclude 760,800 of unit rights in 2004 which would have been anti-dilutive. There were no adjustments to net earnings from operations in calculating dilutive per unit amounts.

         (3) The unrecognized compensation cost is considered to be part of the assumed proceeds to purchase trust units under the treasury stock method.

12.      SEGMENTED INFORMATION

                                                   SEPT 30, 2004  SEPT 30, 2003
                                                                     (RESTATED)
         ----------------------------------------------------------------------
         Petroleum and natural gas revenues:
               Canada                                   $159,802       $187,439
               France                                     76,229         53,593
               Netherlands*                               25,259              -
         ----------------------------------------------------------------------
                                                        $261,290       $241,032
         ----------------------------------------------------------------------
         Net earnings:
               Canada                                  $  79,055      $  30,277
               France                                     11,046          8,235
               Netherlands*                                9,494              -
         ----------------------------------------------------------------------
                                                       $  99,595      $  38,512
         ----------------------------------------------------------------------
         Funds generated from operations
               Canada                                  $  78,175      $  80,192
               France                                     27,705         30,173
               Netherlands*                               16,596              -
         ----------------------------------------------------------------------
                                                        $122,476       $110,365
         ----------------------------------------------------------------------
         Capital expenditures:
               Canada                                  $  18,294      $  23,865
               France                                     19,889         15,785
               Netherlands*                               85,800              -
         ----------------------------------------------------------------------
                                                        $123,983      $  39,650
         ----------------------------------------------------------------------

                                                   SEPT 30, 2004    DEC 31,2003
         ----------------------------------------------------------------------
         Identifiable assets:
             Canada                                     $409,088        $527,592
             France                                      254,588         236,426
             Netherlands                                 134,270               -
         ----------------------------------------------------------------------
                                                        $797,946        $764,018
         ----------------------------------------------------------------------
         *Netherlands assets were acquired effective May 19, 2004.
         Discontinued operations include all assets in Trinidad which was formerly included as a segment.

13.      CONTINGENCIES

         On September 25, 2001, Vermilion received a tax notice from the Direction Generale des Impots regarding the Trust's wholly owned subsidiary in France, Vermilion REP S.A. The notice advises that the Trust is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997 in the amount of 4.5 million Euro, including interest charges for late filing. The Trust disagrees with the tax authorities position and is in the process of challenging the notice. At the present time the Trust is unable to determine the likelihood that it will be required to pay the registration fee, and as such, no amount has been accrued in the consolidated financial statements at September 30, 2004.


                                       27
--------------------------------------------------------------------------------

14.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

         As a means of managing commodity price and foreign exchange volatility, the Trust has entered into various financial instrument agreements and physical contracts as set out below.

         OIL HEDGING                                              WTI
         FIXED PRICE SWAPS                               BBLS/D         US$/BBL
         -----------------------------------------------------------------------
         2004 Average                                     2,250          $24.35
         2005 Average                                     1,500          $24.80

         OIL HEDGING                                            BRENT
         FIXED PRICE SWAPS                               BBLS/D         US$/BBL
         ----------------------------------------------------------------------
         2004 Average                                     2,250          $22.93
         2005 Average                                     1,500          $23.37

         GAS HEDGING                                      FLOOR         CEILING
         COSTLESS COLLARS                  GJ/D           C$/GJ           C$/GJ
         ----------------------------------------------------------------------
         Q4 2004                          5,897           $4.71           $6.64
         2004 Average                    13,632           $4.71           $6.64
         2005 Average                         -               -               -

         CURRENCY HEDGING                                US$/MO        EXCHANGE
                                                        (000'S)            RATE
         ----------------------------------------------------------------------
         2004                                            $2,670           $0.71

         As discussed in Note 3, on January 1, 2004 the fair value of all outstanding derivative financial instruments that are not recorded as accounting hedges were recorded on the consolidated balance sheet with an offsetting amount to deferred charges. The deferred charge is recognized into revenue over the life of the associated contracts. Of the total deferred charge of $14,427 recorded at January 1, 2004, $7,850 ($1,966 in the third quarter 2004) has been recognized as a charge to revenue in the nine months ended September 30, 2004, and the balance will be recognized as follows:

         2004     Quarter 4                          $1,859

         2005     Quarter 1                          $1,173
                  Quarter 2                           1,173
                  Quarter 3                           1,186
                  Quarter 4                           1,186
                                                     ------
                                                      4,718
                                                     ------
         Remaining total to be recognized            $6,577
                                                     ======

         Changes in fair value after that time are recorded on the consolidated balance sheet with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings.



                                       28
--------------------------------------------------------------------------------

         The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2004 to September 30, 2004:

                                                                              FAIR VALUE        TOTAL GAIN (LOSS)
         --------------------------------------------------------------------------------------------------------
         Fair value of contracts, January 1, 2004                              $(14,427)                 $      -
         Change in fair value of contracts still outstanding
            at September 30, 2004                                               (24,249)                  (24,249)
         Contract settlements realized during the period                              -                   (22,057)
         Fair value of contracts entered into during the period                       -                         -
         ---------------------------------------------------------------------------------------------------------
         Fair value of contracts outstanding, end of period                    $(38,676)                 $(46,306)
         =========================================================================================================

         The total realized losses recognized in net earnings for nine months ended September 30, 2004 was $22,057 ($9,763 for the third quarter
         2004).

         At September 30, 2004, the fair value amounts are recorded in the consolidated balance sheet as follows:

         Fair value of derivative instruments
               Current asset                                                                             $  1,339
               Current liability                                                                          (33,118)
               Long-term liability                                                                         (6,897)
         ---------------------------------------------------------------------------------------------------------
         Total Fair Value of Derivative Instruments                                                      $(38,676)
         ---------------------------------------------------------------------------------------------------------

15.      RELATED PARTY TRANSACTIONS

         During the period, Vermilion paid for various expenditures on behalf of Verenex. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These transactions were undertaken under the same terms and conditions as transactions with non-related parties.

16.      COMPARATIVE FIGURES

         Certain of the prior period numbers have been reclassified to conform with the current period presentation.


For further information please contact:

Curtis W. Hicks, C.A., Executive Vice President & Chief Financial Officer
or
Paul Beique, Director, Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 781-9449;
Fax:    (403) 264-6306;
IR Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

                                                                       EXHIBIT B
                                                                       ---------


                                  PRESS RELEASE
            VERMILION ENERGY TRUST ANNOUNCES EXCHANGEABLE SHARE RATIO
                    FOR IMMEDIATE RELEASE - NOVEMBER 15, 2004

Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. from
1.24401 to 1.25522. The increase will be effective on November 15, 2004. A "Notice of Retraction" must be received by Computershare by November 19, 2004 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on December 15, 2004.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution                                      October 29, 2004
Opening Exchange Ratio                                                                  1.24401
Vermilion Energy Trust Distribution per Unit                                            $0.17

10-day Weighted Average Trading Price ("Current Market Price")                          $18.86935
(Including the Last Business Day Prior to the Distribution Payment Date)

Increase in the Exchange Ratio                                                          0.01121
Effective Date of the Increase in the Exchange Ratio                                    November 15, 2004
Exchange Ratio as of the Effective Date                                                 1.25522

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous month's exchange ratio and dividing by the Current Market Price of VET.UN. A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884
Fax:    (403) 264-6306
IR Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

                                                                       EXHIBIT C
                                                                       ---------


                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD


I CURTIS HICKS, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, CERTIFY
THAT:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUER'S ANNUAL AND INTERIM FILINGS) of Vermilion Energy Trust, (the issuer) for the interim period ending SEPTEMBER 30, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.



Date:    November 3, 2004



/s/ Curtis W. Hicks
-----------------------
Curtis W. Hicks
Executive Vice President & Chief Financial Officer

                                                                       EXHIBIT D
                                                                       ---------


                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD


I LORENZO DONADEO, PRESIDENT AND CHIEF EXECUTIVE OFFICER CERTIFY THAT:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUER'S ANNUAL AND INTERIM FILINGS) of Vermilion Energy Trust, (the issuer) for the interim period ending SEPTEMBER 30, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.



Date:    November 3, 2004



/s/ Lorenzo Donadeo
---------------------------
Lorenzo Donadeo
President & Chief Executive Officer

                                                                       EXHIBIT E
                                                                       ---------

[GRAPHIC OMITTED]
[LOGO -- VERMILION ENERGY TRUST]


                        PRESS RELEASE - NOVEMBER 19, 2004
               VERMILION ENERGY TRUST ANNOUNCES CASH DISTRIBUTION

Vermilion Energy Trust (VET.UN - TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on December 15, 2004 to all unitholders of record on November 30, 2004. The ex-distribution date for this payment is November 26, 2004. This will be the Trust's 22nd consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

The Trust is an international energy trust that benefits from geographically diverse production. With the acquisition in the Netherlands, approximately 45% of our production is in Western Europe. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884
Fax:    (403) 264-6306
IR Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com